SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
     Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20
Publicly Held Company
CVM Registration: 1431-1
SEC Registration (CUSIP) 20441B407 – Class B Preferred Shares
SEC Registration (CUSIP) 20441B308 – Common Shares
LATIBEX Registration 29922 – Class B Preferred Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), NYSE (ELP) and LATIBEX (XCOP), hereby informs its shareholders and the market in general that it is replacing its independent audit firm, pursuant to Article 31 of CVM Instruction 308/99, which establishes that audit firms cannot provide services to the same client for more than five consecutive years and that there should be a minimum interval of three years before they can be contracted again. The current agreement with KPMG Auditores Independentes, in effect since 2011, will be replaced by an agreement with Deloitte Touche Tohmatsu Auditores Independentes, as a result of Copel’s Bidding Process SLO 150078/2015

Curitiba, March 15, 2016

Luiz Eduardo da Vega Sebastiani
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.